October 21, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tom Jones

Re:        eMagin Corp. (the “Company”)
Amendment No. 4 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed September 15, 2008
File No. 333-144865

Dear Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 9, 2008, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Selling Stockholders. page 57

1.
We note your response to prior comment 2. Please reconcile the disclosure on page 62 that 1,757,744 shares were registered for resale on behalf of Stillwater in previous filings with the disclosure on page 15 of your Form S-3 filed in August 2006 that refers to 1,923,077 shares registered for resale on behalf of Stillwater.

Response:

As noted in the Company’s Response Letter dated September 16, 2008, the Company previously registered 1,923,077 shares of common stock on Form S-3 filed in August 2006. In addition to such shares, the Company also registered 14,359,959 shares on behalf of the selling stockholder on Form SB-2 filed in July 2003 and 1,294,402 shares filed on Form S-3 in August of 2004. Accordingly, to date the Company registered a total of 17,577,438 shares on behalf of the Selling Stockholder. Thereafter, in November of 2006, the Company effectuated a reverse stock split with a ratio of 1-for-10; this resulted in the total shares registered on behalf of the stockholder to be reduced to 1,757,744. The above is summarized in the table below (which table was also included in the Company’s response letter of September 16, 2008):

	Shares Previously Registered on behalf of Stillwater, LLC

	Form of Registration Statement And File Number	424B3 Date	Total Number of Shares Registered
1	SB-2 333-105750)	7/25/2003	14,359,959
2	S-3 (333-115161)	8/9/2004	1,294,402
3	S-3 (333-136748)	8/31/2006	1,923,077
TOTAL
	After giving effect to the 1-for-10 reverse split effectuated in November 2006		1,757,744

Accordingly, the number of shares disclosed as having been registered on behalf of the selling stockholder in the Company’s Form S-1 is consistent with the Company’s previous public filings, and it is therefore the Company’s position that no further reconciliation is necessary.

2.
Please expand your response to the last sentence of prior comment 4 to analyze the total number of shares registered for resale on behalf of Stillwater in all registration statements relative to the number of outstanding shares held by non-affiliates.

Response:

The last sentence of prior comment 4 stated that for the reasons set forth in the response, the Company submits that “the transaction should be deemed not to constitute a primary offering.” Notwithstanding your comment, for the reasons set forth below, we respectfully maintain that this statement is accurate and appropriate.

First of all, we do not think that the total number of shares registered for resale on behalf of Stillwater in all registration statements relative to the number of outstanding shares held by non-affiliates can be measured at any one point in time for the following reasons:

•
The shares held by Stillwater were sold to them in two separate and distinct transactions at two completely different intervals of time. Specifically, (i) 2,450,000 shares were sold in July 2006 (which are the subject of this registration statement) and 721,154 shares were sold in April 2008 (which are the subject of the registration statement (bearing file No. 333-150511) filed on April 29, 2008). As stated above, the two transactions were nearly two (2) years apart and involved separate and distinct securities and investors.

•
Accordingly, we think that the more appropriate question is as to the number of shares registered for resale on behalf of Stillwater in each separate registration statement relative to the number of outstanding shares held by non-affiliates at the time of each of the transactions that are the subject of such registration statements. In this regard, the Company submits:

(i)
that the number of shares being registered in this Form S-1/A, to wit 2,450,000 shares, represents 27% of the Company’s public float (i.e. shares held by non-affiliates), as the shares were issued in connection with the Note Purchase Agreement dated July 21, 2006, as amended (since at such time there were 9,005,177 shares held by non-affiliates, 2,450,000 shares represent 27% of such shares) ; and

(ii)
the number of shares being registered in the Form S-1 filed with the Commission on April 29, 2008 (Commission File No. 333-150511), to wit 721,154 shares, represents 7% of the shares held by non-affiliates at such time, as the shares were issued in connection with the Securities Purchase Agreement dated April 2, 2008 (since at such time there were 9,827,460 shares held by non-affiliates, 721,154 shares represent 7% of such shares).

Secondly, it is the Company’s position that the Securities Purchase Agreement is wholly unrelated to the Note Purchase Agreement. Indeed, the Securities Purchase Agreement transaction occurred almost 2 years after the Note Purchase Agreement, and included numerous other investors. In fact, the selling stockholder has been a long-term investor in the Company, having first registered shares of the Company’s common stock in 2003. Though the Company understands that the Commission may view the selling stockholder as an affiliate, it should also be noted that the selling stockholder has, at all times, been a passive investor in the Company and has not maintained any indicia of control with respect to the Company’s day-to-day affairs. Specifically, the selling stockholder has not ever held an executive office position with the Company, or maintained any representation on the Board of Directors of the Company.

Accordingly, even if the transactions are theoretically aggregated, which the Company submits is improper and unjustifiable for the reasons stated, the Company is still seeking to register, in aggregate, less than 35% of the shares held by non-affiliates on behalf of the selling stockholder, which it believes is reasonable and appropriate in the particular facts and circumstances.

Lastly, the Company submits that, should the Commission continue to take issue with the total number of shares sought to be registered on behalf of the selling stockholder in this Form S-1/A and the registration statement filed April 29, 2008, such comments are more appropriately reserved for the latter registration statement, as it is the Company’s position that the 2,450,000 shares being registered pursuant to this Form S-1/A were the subject of the first transaction completed and being sought to be registered and are well within the Commission’s guidelines.

3.
We note your response to prior comment 5. Please reconcile (1) the disclosure in the first two bullets on page 5 and footnote 3 on page 57 that the 2.45 million shares registered for resale includes 1 million shares issuable upon exercise of warrants and 1.45 million shares issuable upon conversion of notes with (2) the sentences marked with an “*” on pages 5 and 57 that the amount “includes 720,476 shares issued but not registered to Stillwater.”

Response:

The Company has reconciled (1) the disclosure in the first two bullets on page 5 and footnote 3 on page 57 that the 2,450,000 shares registered for resale includes 1,000,000 shares issuable upon exercise of warrants and 1,450,000 shares issuable upon conversion of notes with (2) the sentences marked with an “*” on pages 5 and 57 that the amount “includes 720,476 shares issued but not registered to Stillwater.”

Specifically, the Company has revised its disclosure in these sections to indicate that the registration statement relates to the “…resale by the selling stockholders of up to 2,450,000 shares of our common stock, consisting of up to (i) 1,000,000 shares issuable upon the exercise of common stock purchase warrants, (ii) 729,524 shares of common stock issuable upon conversion of the remaining $250,000 Stillwater Note (original Stillwater Note (as described herein) of $500,000 less $250,000 partial Note conversion (as described in (iii)) and accrued interest of $5,333 at a conversion price of $0.35 per share, and (iii) 720,476 shares of common stock issued (but not registered) to the selling stockholder due to the selling stockholder’s election to partially convert the Stillwater Note pursuant to its terms. With respect to the aforementioned subpart (iii) above, on July, 23 2007, Stillwater elected to convert $252,166.50 of the Stillwater Note representing $250,000 of the principal amount of the Note due on July 23, 2007 and $2,166.50 of accrued and unpaid interest into shares of common stock. Stillwater received 720,476 shares of the common stock at the conversion price of $0.35.”

Exhibits

4.
We note that in response to prior comment 6 you filed separately some of the missing attachments. Also, your exhibit index indicates that you are incorporating exhibits by reference to other filings when those exhibits are in fact, at least partially, filed with this amendment. Please re-file in their entirety all exhibits that you previously filed with missing attachments. In addition, we note that you expanded your exhibit index to include warrants as exhibits 10.65 a 10.68 incorporated by reference to your Form 8-K/A filed February 8, 2008; however, only one warrant appears to be filed as an exhibit to that Form 8-K A. Please ensure that your exhibit index accurately reflects the location of complete exhibits.

Response:

The Company has re-filed, in their entirety, all exhibits that were previously filed with missing attachments. Additionally, the Company has revised its exhibit index to accurately reflect the location of complete exhibits.

Signatures

5.
Please include a Signatures page in the format and using all text required by Form S-1.  Also, indicate below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

Response:

The Company has revised the signature page using all text required by Form S-1 as well as the standard format.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman
___________________________
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer

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